August 8, 2017

Nudrat Salik, Staff Accountant

Al Pavot, Staff Accountant

Terence O’Brien, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delta Technology Holdings Limited

Form 20-F for the Year Ended June 30, 2016

Filed November 15, 2016

Responses dated May 18, 2017 and May 31, 2017

File No. 1-35755 (the “Annual Report”)

Dear Ms. Salik and Messrs. Pavot and O’Brien,

On behalf of our client, Delta Technology Holdings Limited , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 19, 2017.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Annual Report.

*                *                *

Trade and Other Receivables, page F-3

1.        Your June 30, 2016 trade receivables increased despite a 74% decrease in sales, causing the ratio of trade receivables to annual revenue to go from 28% at June 30, 2015 to 108% at June 30, 2016. Further, your “Past due over 6 months” receivables increased 570% in fiscal year 2016, whereas the allowance for doubtful accounts only increased by 211%. Given the substantial deterioration in the relevant factors identified on page F-13 (aging of receivables, payment history, customer current credit worthiness and adverse economic conditions), it is unclear how you reasonably determined that a proportionate increase in your allowance was not required at June 30, 2016. Specifically, no positive changes in these factors were identified which could reasonably justify the significant decline in your allowance coverage ratio (allowance divided by past due accounts). ASC 310-10-35-4(c) requires that “The approach for determination of the allowance shall be well documented and applied consistently from period to period.” The analysis provided in your response letters raises a concern as to whether your allowance for doubtful accounts accounting policy was applied in a complete and objective manner at June 30, 2016. Your analysis includes unsupported and subjective assumptions and does not appear to fully address several key specific and relevant factors. Given that the five customers cited in your response comprise most of your trade and other receivable balances, please fully address the following factors as they apply to all amounts owed by each of the five customers: whether a credit check was performed prior to extending credit to the customers; the specific changes in business, economic, competitive and market factors that adversely impacted the ability of the customers to meet their payment obligations; the supportable basis for any assumed changes in future circumstances that must occur in order for you to collect from customers that do not currently have the ability to make their payments; the specific reasons why you have not been able to collect the amounts owed from customers that you think actually have the ability to make the contractual payments; and the availability of any reliable, objective evidence about the customer’s financial condition.

Response:

We have entered into an addendum to credit terms with certain of our customers to extend their credit terms, ranging from more than 6 months to 2 years as per our customers’ request. Before any addendum was entered into, we evaluated the credit of our customers by reviewing their financial background, individual credit rating, current ability to pay, and other relevant account information. In particular and with regard to the five customers, we evaluated them as more particularly set forth in our response to Question 8 below based on facts that were readily available to us for our consideration. The checks were consistently applied to all our customers. We would only enter into the addendum for credit extension after the customer passes our checks. We believe the collections will be received in accordance to the credit extension addendum.

2.        In setting your allowance, you say that you rely on the fact that your customers have signed repayment schedules. However, it does not appear that the terms of those repayment schedules are being met given that $104.5 million (page F-27) of your $116.2 million receivables were past due by three months or more at June 30, 2016. For each of the five customers, please provide the following information: the dates and conditions of any restructured payment terms that were granted to any of the five customers during the last two fiscal years; the specific reasons for granting the restructurings; and any instances where the customer failed to meet the restructured terms.

Response:

The following is a summary for the five customers:

	Date granted	Conditions	Reason for granting	Any failure to meet restructured terms as at reporting date 15 Nov 2016
Customer A	October 2016	RMB 1M per month from October 2016	To maintain business relationship	No material failure
Customer B	October 2016	RMB 1M per month from October 2016	To maximise the collection	No material failure
Customer C	N/A			N/A
Customer D	October 2016	RMB 500K per month from October 2016	To maximise the collection	No material failure
Customer E	October 2016	RMB 1M per month from October 2016	To maximise the collection	No material failure

3.        Please describe for us the availability of any current and objective fair value data regarding the collateral underlying the $10.9 million loan to “Customer B” that is over two years past due. See ASC 310-10-35-23.

Response:

We signed a repayment schedule with Customer B in October 2016. We have found no material instances where the Customer B failed to meet the restructured terms. We may take over the pledged assets to recover the receivables from Customer. The value of the pledged assets is higher than the outstanding receivable from Customer B. No additional provision for bad debt is needed even if the loan to Customer B is over two years.

4.        For any material loans outstanding, please address the ASC 310-10-35-16 guidance regarding loan impairment when contractual repayment terms are not met, and the ASC 310-10-35-22 guidance that impaired loans be measured at NPV. Please provide your present value calculations and the basis for your material assumptions and estimates.

Response:

It is respectfully submitted that management assesses the impairment according to ASC310-10-35-16 per annum or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In management’s view, there were no significant instances that we would be unable to collect all amounts due. Thus, no loan impairment was provided.

5.        Please address the ASC 310-10-35-8 requirement that you consider information available up to the date that your financial statements are issued when evaluating asset impairment. For example, it is not clear how you considered the fact that less than 18% of your total June 30, 2016 receivables had been collected through the November 15, 2016 issuance date of your financial statements.

Response:

It is respectfully submitted that we review trade receivables for impairment in accordance with ASC310-10-35-8 annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In management’s view, there were no significant indicators that we would be unable to collect the amount due. In such situation, no loss could be estimated reasonably, thus no impairment was recognized.

6.        Please tell us about your historical experience collecting delinquent accounts (analyzed by aging category) and describe any material trends in that data. For example, quantify the amounts subsequently collected in cash on your June 30, 2014 account balances that were six months to one year past due, and those that were one to two years past due, and those that were over two years past due. Provide also this same data for your June 30, 2015 and June 30, 2016 account balances. Correlate this data with your stated loss estimation policy of providing 50% and 100% loss allowances for accounts greater than one year old, and two years old, respectively.

Response:

The following is a summary of receivables and collections for FY 2014, 2015 and 2016:

(In USD‘000)	<3 months	3-6 months	6 months- 1 year	1-2 years	>2 years	Total
FY 2014	34,040	8,768	7,816	12,299	2,932	65,855
Collection in FY 2015	23,742	7,405	6,282	10,264	871	48,564

FY 2015	44,556	52,203	6,325	13,195	4,096	120,375
Collection in FY 2016	44,073	43,580	5,494	2,705	3,079	98,931

FY 2016	7,301	13,268	61,913	9,937	11,507	103,926
Collection in FY 2017	5,162	8,782	15,572	2,329	695	32,540

After restructuring credit terms, there has been no material failure to meet the restructured terms and no significant instances where we would have be unable to collect the amounts due, thus, management considers all amounts due collectible and no impairment loss is considered necessary.

7.        Please provide a complete description of your past experience with delinquent accounts from “state-owned or province-owned enterprises” so we can understand whether there is adequate objective evidence to support your decision not to apply your stated loss estimation policy to these accounts. Our understanding is that the mere fact that an enterprise is owned by the state does not ensure that the corresponding receivables are collectible. Correlate this data with any material receivables owed by state-owned or province-owned enterprises at June 30, 2016.

Response:

The following is a summary of the receivables from state-owned enterprises and province-owned enterprises.

(In USD‘000)	State-owned enterprises	Province-owned enterprises
FY 2014	9,232	530
Collection in FY 2015	5,935	292

FY 2015	3,339	228
Collection in FY 2016	1,579	228

FY 2016	3,059	0
Collection in FY 2017	891

There were no material receivables owed by state-owned or province-owned enterprises at June 30, 2016.

8.        You say that at June 30, 2016 you did not apply your standard loss estimation policy on certain accounts where the customer is a “reputable corporation” and has “excellent credit with the Company.” Please explain to us how you can reasonably conclude that any of your $91.3 million of accounts over six months past due have “excellent credit.” Identify the specific factors you focus on when assessing credit quality.

Response:

The trade receivables of US$91.3 million aged over six months were mainly from our top five customers. The detailed breakdown of the trade receivables from these five customers was provided in our response dated 18 May 2017.

Customer A’s receivable aged over six months was supported by an approved re-payment schedule.

The fair value of the collateral provided by Customer B was valued higher than its outstanding receivable. Thus, no allowance for doubtful debts was considered necessary.

Customer C is a larger corporation with stable operations. Its financial condition is healthy and based on our credit check, we have no concerns over their payment ability. Thus, no allowance for doubtful debts was made in fiscal year 2016

Based on the foregoing, we believed that Customers A, B and C had “excellent credit”.

For the fiscal year 2016, we made USD 1.051M and USD 3.301M doubtful allowances respectively for Customer D and Customer E. We believed that the provisions addressed our concern over the collectability of their receivables.

9.        You say on page 40 that 90% of your revenue is from customers in the PRC, and that the significant decline in FY 2016 revenues was attributed solely to “the slowdown in China’s economic growth” (page 82). The change in GDP does not explain the 74% decline in sales. In order for us to better understand the corresponding impact on credit risk, please tell us what the specific causes were for the sales decline. For example, it is not clear whether were there changes in competitive factors which adversely impacted the marketability of your products. Also, it is not clear whether there was a decline in a specific market sector that had a material impact and whether that decline was expected to continue. Further, it is not clear whether there was a decline in market prices for your product that made it uneconomical to continue production. For guidance on the analysis that is required in your Item 5 disclosures, please see Item 5 of the form instructions.

Response:

It is respectfully submitted that, as stated on our response letter dated May 18, 2017 to Question 7, we changed our business strategy and terminated marginal businesses that required significant capital support while contributing relatively low profits to the Company bottom line. This was in direct response to the slowdown in China’s economic growth and general sentiment in our industry.

We further provided the sales figures for our top five customers for FY2015 and FY2016:

In USD million	FY2015	FY 2016
Customer (1)	31.660	10.253
Customer (2)	15.471	3.452
Customer (3)	12.472	1.986
Customer (4)	11.296	1.954
Customer (5)	10.624	1.949

The revenue from our top five customers represents 40.4% and 36.7% for the fiscal years 2015 and 2016, respectively.

The decrease in sales to these customers was generally in line with our overall decrease in revenue. We attribute the decreases due to a decrease in both sales of UPR and PCT/OCT as a result of falling demand for these products, which in turn is a direct result of China’s slower growth.

10.        Please tell us whether there have been any material changes in your receivables aging statistics and/or your allowance for doubtful accounts balances subsequent to June 30, 2016.

Response:

We carried out a review on the sufficiency of allowance for doubtful debts on December 31, 2016. Based on the findings, we provided an additional USD 4 million allowance for doubtful debts as at December 31, 2016.

11.        Your “other receivables” balance has increased from $2.9 million at June 30, 2013 to $53.8 million at June 30, 2016. The balance comprises over 30% of total assets at June 30, 2016. It appears that the increases in this account had a material adverse impact on your operating cash flows in all periods presented, and have contributed to the liquidity crisis cited on page F-26. However, we note that there is no disclosure in your Form 20-F that identifies what is in this account and why you entered into the underlying transactions in light of the severe, corresponding adverse impact on your liquidity. Please fully describe in the filing the material receivables you have characterized as “Other Receivables” and identify the business purpose of the transactions as well as the repayment terms.

Response:

The increase in “other receivables” is mainly from the amount due from Customers A and B, which represented more than 90% of the amount. We entered into new re-payment terms and for reasons already set forth in our reply to Question 2 above. A breakdown of the outstanding balance as at June 30, 2016 and the settlement through June 30, 2017 is set forth below:

In USD’000	Business Purpose	Outstanding balance as at June 30, 2016	Settlement up to June 30, 2017
Customer A	To maintain business relationship	39,810	482
Customer B	To maximise the collection	10,889	669

Statements of Cash Flows, page F-6

12.        Your letter states that the “Other receivables” account includes loans. Please tell us why these transactions are not classified as investing activities in your Statements of Cash Flows pursuant to ASC 230-10-20. Further, quantify the account balances that are owed by customers, suppliers, employees, or affiliates thereof.

Response:

The “Other receivables” account includes interest-free other receivables and such transactions do not classify as investing activities as they are not investments in nature and no interest income is generated.

13.        Based on your Statements of Cash Flows, the increase in receivables was primarily responsible for your FY 2015 operating cash flow deficit and also had a 58% adverse impact on your FY 2016 operating cash flow deficit. The aging of these accounts has increased and your disclosure on page F-26 cites these cash flow deficits as a reason why you may be forced to cease operations. Consequently, it is not clear how you could reasonably state on page 15 that “there has not been any material collection problem for trade receivables or any other allowance for doubtful debts during the past three fiscal years.” Please clarify this disclosure.

Response:

It is respectfully submitted that, in management’s view, the ceasing of business operations because of cash flow deficits is quite a different issue from the collectability of our receivables. Our statement that “there has not been any material collection problem for trade receivables or any other allowance for doubtful debts during the past three fiscal years” still holds true, especially in light of the revised repayment terms. However that does not mean that we will have sufficient cash flow for our operations. In addition, we review the allowance for doubtful account on a regular basis.

General

14.        On January 19, 2017 you issued a press release touting a significant increase in December 31, 2016 quarterly revenue relative to the December 31, 2015 quarter. Your stock price immediately doubled with an extraordinary spike in trading volume. Please tell us how much of your reported December 31, 2016 quarterly revenue has been actually collected in cash. We may have further comment.

Response:

December 31, 2016 quarterly revenue was USD24.47M and USD16.46M was collected before the end of June 2017.

If you have any questions regarding the Annual Report, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srfkllp.com.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc.	Mr. Hongming Dong – Chief Financial Officer

Delta Technology Holdings Limited

(via email: dhm@deltath.com)

Mr. Duncan Cheng

Delta Technology Holdings Limited

(via email: dc@deltath.com)